GENUINE PARTS COMPANY
2999 WILDWOOD PARKWAY SE
ATLANTA GA 30339

Bert Nappier	(678) 934-5207
Executive Vice President & CFO

October 30, 2024

Blaise Rhodes and Rufus Decker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549-3561

Re: Genuine Parts Company
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-05690

Dear Mr. Rhodes and Mr. Decker:

Reference is made to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated October 3, 2024 to Bert Nappier of Genuine Parts Company (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2023, filed with the Commission on February 22, 2024. In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company. We respectfully acknowledge all of the Staff’s comments to us. Below please find our responses, which follow the Staff’s comments as set forth in the Comment Letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Non-GAAP Financial Measures, page 24

1.Please remove the total segment profit and total segment profit margin non-GAAP measures from your filings or remove the corporate expense adjustment, since this adjustment appears to result in the exclusion of normal, recurring, cash operating expenses from these non-GAAP measures. Refer to Questions 100.01 and 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In future filings, we will no longer present total segment profit or total segment profit margin.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 41

2.Please revise the other assets and liabilities line item to present changes in other assets separately from other liabilities and further breakout any material components. Also, present acquisitions separately from other investing activities and further breakout any material components. Refer to ASC 230-10-45-7 and 45-29.

Response: In future filings, we will present changes in other assets separately from changes in other liabilities and further breakout any material components. We will also present acquisitions of businesses separately from other investing activities and further breakout any material components. We will include this disclosure in our upcoming year end Form 10-K.

Note 2. Segment Data, page 48

3.Please disclose in greater detail the types of amounts included in the corporate expense line item of your segment reconciliation. Refer to ASC 280-10-50-31. Also, revise your management's discussion and analysis section to discuss with quantification the business reasons for material changes between periods in (a) each segment's profit and (b) any material reconciling items of the segment reconciliation in Note 2, such as corporate expense. In circumstances where there are more than one business reason for the change, such as in your Industrial segment discussion on page 24, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: In future filings, we will enhance our disclosure to provide further description of the nature of the corporate expense line item within our segment reconciliation in accordance with ASC 280-10-50-31.

An example of the disclosure we will include in future filings is provided as follows:

Corporate expense includes the costs of our corporate headquarters functions and certain other activities that provide broad-based support to our business units. These costs primarily consist of salaries and benefits associated with executive leadership, human resources, technology, cybersecurity, legal, corporate finance, and internal audit personnel. Corporate expense also includes costs and fees arising from product liability claims, cash management activities and certain other programs that are managed centrally.

In addition, in future filings, our Management's Discussion and Analysis (MD&A) section will include a quantitative discussion of the business reasons for material changes between periods in each segment’s profit, along with any significant reconciling items, including corporate expense. When multiple business reasons contribute to a material change, we will quantify the incremental impact of the individual factors on the overall change in the line item, in accordance with Item 303 of Regulation S-K and SEC Release No. 33-8350.

We will include these additional disclosures in our upcoming year end Form 10-K.

* * *

We appreciate the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings with the Commission. As noted herein, we will address these areas in our upcoming year end Form 10-K. We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses to the Commission’s comments, please feel free to reach out to Stephen Gentry, Vice President – Financial Services and Controller, at (678) 934-5062 or Bert Nappier, Executive Vice President and Chief Financial Officer, at (678) 934-5207.

Sincerely,

Genuine Parts Company

/s/ Bert Nappier

Bert Nappier
Executive Vice President and Chief Financial Officer

bcc:    Will Stengel – President and Chief Executive Officer
Chris Galla – Senior Vice President, General Counsel and Corp. Secretary
Randy Gregson – Ernst & Young LLP
Zack Davis – King & Spalding LLP